EXHIBIT 3.3

First Amendment to Amended and Restated Bylaws

(Adopted April 6, 2010)

Article III. Officers

Section 1. Officers. The officers of this Company shall consist of a chief executive officer, president, chief operating officer, chief technology officer, chief financial officer, chief accounting officer, any vice presidents designated by the Board of Directors, secretary, treasurer and such other officers as may be designated by the Board of Directors, each of whom shall be elected by the Board of Directors from time to time.  Any two or more offices may be held by the same person.  The failure to elect any of the above officers shall not affect the existence of this Company.  All officers shall be appointed by the Board of Directors.

Section 2. Duties. The officers of this Company shall have the following duties and such other duties as delegated by the Board of Directors or chief executive officer.

The chief executive officer of the Company shall have general and active management of the business and affairs of the Company subject to the directions of the Board of Directors, and shall preside at all meetings of the shareholders.

The president shall perform such duties as are conferred upon him by the chief executive officer of the Corporation, shall act whenever the chief executive officer shall be unavailable, and shall perform such other duties as may be prescribed by the Board of Directors.

The chief operating officer is responsible for the day-to-day activities of the Corporation and for the development, design, operation and improvement of its operations and shall perform such other duties as may be prescribed by the Board of Directors.

The chief technology officer shall be responsible for product development, establishment of technology standards for the Company's products and services and development of strategic plans in connection with the establishment, maintenance and improvement of the Company's technology base.

The chief financial officer shall be the chief financial officer and be primarily responsible for all filings with the Securities and Exchange Commission.  He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the Company.

The chief accounting officer shall keep correct and complete records of account, showing accurately at all times the financial condition of the Company.  The chief accounting officer may also be the chief financial officer.  If the chief accounting officer is not also the chief financial officer, he shall provide assistance to the chief financial officer and act whenever the chief financial officer shall be unavailable.

Any vice president(s) shall have such titles as may be designated by the Board of Directors.

The secretary shall have custody of and maintain all of the corporate records, except the financial records, shall record the minutes of all meetings of the stockholders and whenever else required by the chief executive officer.

The treasurer shall be the legal custodian of all monies, notes, securities and other valuables that may from time to time come into the possession of the Company.  He shall immediately deposit all funds of the Company coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors and shall keep this bank account in the name of the Company.

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